UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli, Chaoyang District

Beijing 100024

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Second quarter 2026 Unaudited Consolidated Financial Results

On September 11, 2026, Cheetah Mobile Inc. ("Cheetah Mobile" or the "Company") issued a press release announcing its unaudited consolidated financial results for the quarter ended June 30, 2026 and the press release is attached as Exhibit 99.1.

Recent Corporate Updates

Increase in Ownership Interest of Beijing OrionStar

In August 2026, Cheetah Mobile Inc. (the “Company”), through its wholly-owned subsidiaries, acquired the remaining partnership interests in Gongqingcheng Orion Industrial Investment Center (Limited Partnership) ("Orion Partnership"), comprising a 1% general partnership interest and a 49.5% limited partnership interest, for aggregate cash consideration of approximately RMB90.8 million. Prior to the transaction, the Company held a 49.5% limited partnership interest in Orion Partnership through a wholly-owned subsidiary. Following the completion of the transaction, the Company holds 100% of the partnership interests in Orion Partnership through its wholly-owned subsidiaries.

Orion Partnership directly holds an equity interest in Beijing OrionStar Technology Co., Ltd. ("Beijing OrionStar"). Following the Company’s acquisition of the remaining partnership interests in Orion Partnership, the Company's aggregate equity interest in Beijing OrionStar increased from approximately 73.95% to approximately 75.83%.

Disposal of an Equity Investment

On September 11, 2026, the Company entered into a share repurchase agreement to dispose of its entire 36.0% equity interest in a company that mainly engages in the gaming-related business, for an aggregate cash consideration of approximately US$41.3 million. The closing of the transaction is expected to occur in September 2026, subject to the satisfaction of customary closing conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By:	/s/ Thomas Jintao Ren
Name:	Thomas Jintao Ren
Title:	Chief Financial Officer

Date: September 11, 2026

Exhibit Index

Exhibit 99.1 — Cheetah Mobile Announces Second Quarter 2026 Unaudited Consolidated Financial Results